Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Nine Months Ended September 30, 2012		Year ended December 31,
			2011		2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(8,526)		$(31,758)		$(262,205)	$(318,297)	$176,246	$(59,476)
Plus: fixed charges	39,316		49,351		37,179	26,148	22,410	17,878

Earnings available for fixed charges	$30,790		$17,593		$(225,026)	$(292,149)	$198,656	$(41,598)

Fixed Charges:
Interest expense	$39,316		$49,351		$37,179	$26,148	$22,410	$17,878

Total fixed charges	$36,316		$49,351		$37,179	$26,148	$22,410	$17,878

Ratio of Earnings to Fixed Charges	(a	)	(b	)	(c )	(d )	8.86	(e )

(a)	Earnings for the nine months ended September 30, 2012 were inadequate to cover fixed charges. The coverage deficiency was $8.5 million.
(b)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.
(c)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.
(d)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.
(e)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $59.5 million.